Zarlink Grows Revenue and Cash Position in First Quarter

•	Revenue increases to $58.7 million, up 6% sequentially and 18% on a year-on-year basis
•	Cash increases by $24.5 million to $98.9 million

OTTAWA, CANADA, July 29, 2010 – Zarlink Semiconductor (TSX: ZL) today issued first quarter Fiscal 2011 results for the three-month period ended June 25, 2010.  All figures are is U.S. dollars unless otherwise noted. Following the previously announced divestiture of the Optical Products Group, the financial results for this business unit have been reported as a discontinued operation for the current and comparative periods.

First Quarter Highlights
•	Q1 Fiscal 2011 revenue grew to $58.7 million, exceeding the company’s guidance range of $57.0 to $58.5 million, up 6% from Q4 Fiscal 2010 and 18% from the same quarter last year;
•
Increasing customer demand across all core segments of the business, with Communications Products revenue growing sequentially by $3.9 million and Medical Products revenue growing sequentially by $1.3 million;

•	Cash increased by $24.5 million, including net proceeds of $13.5 million from the sale of the Optical Products Group, to reach $98.9 million as at June 25, 2010;
•	Basic earnings per share of $0.08 and $0.07 per diluted share.

“Continuing customer demand for our timing, line circuit and medical wireless products helped deliver strong sequential and year-on-year revenue growth and record non-GAAP operating income,” said Kirk Mandy, President and CEO, Zarlink Semiconductor. “We are continuing to strengthen our balance sheet, with our cash position now approaching $100 million, as we generated significant cash from operations and recognized the net proceeds from the strategic sale of our Optical Products Group.”

Mr. Mandy continued: “As demonstrated by our results this quarter, we are successfully capitalizing on key trends in the communications market, including voice-over-broadband deployments and capacity constraints created by higher bandwidth mobile Internet applications. We are expanding our position in these segments of the communications markets, while investing in our next-generation timing and medical wireless expertise to address longer-term technology trends to support our continuing progress.”

First Quarter Fiscal 2011 Financial Results
First quarter revenue was $58.7 million, an increase of $3.5 million or 6% compared with Q4 Fiscal 2010 revenue of $55.2 million, and an increase of $9 million or 18% from Q1 Fiscal 2010 revenue of $49.7 million.

Gross margin in Q1 Fiscal 2011 was 51% of revenue, which included $0.3 million in supply chain harmonization costs, compared with gross margin of 53% in the previous quarter which included $0.3 million in supply chain harmonization costs. Gross margin in Q1 Fiscal 2010 was 50%, which included $1.1 million in supply chain harmonization costs.

R&D expenses in Q1 Fiscal 2011 were $10.6 million, or 18% of revenue, compared with Q4 Fiscal 2010 R&D expenses of $10.7 million, or 19% of revenue. S&A expenses in Q1 Fiscal 2011 were $10.1 million, or 17% of revenue, compared with Q4 Fiscal 2010 S&A expenses of $11.0 million, or 20% of revenue.

Operating income in Q1 Fiscal 2011 was $5.5 million, compared with Q4 Fiscal 2010 operating income of $5.0 million and Q1 Fiscal 2010 operating income of $4.3 million.

Net income in Q1 Fiscal 2011 was $10.3 million or $0.08 per basic share and $0.07 per diluted share. Q1 Fiscal 2011 net income includes:
•	Income of $5.9 million from discontinued operations;
•	A non-cash foreign exchange gain of $0.5 million related primarily to Zarlink’s Canadian dollar denominated debenture;
•
A one-time $1.9 million expense related to settlement of a Swedish employee pension. The payable related to this settlement was paid using the restricted cash balance on July 15, 2010. After this payment there is no further liability under this plan.

In Q4 Fiscal 2010 Zarlink recorded net income of $6.8 million or $0.05 per share, which included a non-cash foreign exchange loss of $1.2 million. In Q1 Fiscal 2010 Zarlink recorded a net loss of $0.5 million, or $0.01 per share, which included a non-cash foreign exchange loss of $3.9 million.

As a supplement to Zarlink's consolidated financial statements presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), the Company provides additional non-GAAP measures for operating income, net income (loss), and basic and diluted net earnings (loss) per share from continuing operations. For full reconciliation of GAAP to non-GAAP measures, refer to the schedule included with this press release.

Non-GAAP operating income for Q1 Fiscal 2011 was $9.8 million, compared with Q4 Fiscal 2010 non-GAAP operating income of $7.8 million and Q1 Fiscal 2010 non-GAAP operating income of $8.3 million. Non-GAAP net income in Q1 Fiscal 2011 was $8.6 million, or $0.06 per share. For Q4 Fiscal 2010, non-GAAP net income was $6.8 million, or $0.05 per share. For Q1 Fiscal 2010, non-GAAP net income was $7.3 million, $0.06 per basic share and $0.05 per diluted share.

Cash and cash equivalents increased by $24.5 million, including net proceeds from the sale of the Optical Products Group of $13.5 million, to $98.9 million at the end of Q1 Fiscal 2011. In comparison, Zarlink had cash and cash equivalents totaling $74.4 million at the end of Q4 Fiscal 2010.

On July 28, 2010 Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on September 28, 2010 to preferred shareholders of record as of September 3, 2010. Dividends paid by Zarlink to Canadian residents are eligible dividends for Canadian income tax purposes.

First Quarter Fiscal 2011 Business Summary
First quarter revenue from Zarlink’s Communication Products Group was $44.6 million, up almost 10% from revenue of $40.7 million in Q4 Fiscal 2010 and up 37% from revenue of $32.6 million in Q1 Fiscal 2010.

The company continues to see ramping demand for its line circuit products, including new Next Generation Carrier Chipset (NGCC) products targeting voice-over-broadband deployments in developing countries, and timing products that simplify and speed development of new equipment required as service providers upgrade their wireless networks to support higher bandwidth mobile Internet applications. In the quarter, Zarlink introduced its new ClockCenter timing platform that simplifies design, lowers power consumption and reduces bill of material costs of multiservice platforms targeting optical transport network (OTN). Lead customers, including Ciena Corporation and Tejas Networks, have designed Zarlink's ClockCenter technology into new equipment delivering video, data and multimedia applications to subscribers.

Q1 Fiscal 2011 revenue for the Company’s Medical Products Group increased to $6.6 million, from $5.3 million in Q4 Fiscal 2010, due to shipments of a new customer-specific wireless radio module following Food and Drug Administration (FDA) approvals. Revenue for the Medical Products Group was $9.0 million in Q1 Fiscal 2010.

Custom and Other revenue in Q1 Fiscal 2011 was $7.4 million, compared with $9.2 million in Q4 Fiscal 2010 and $8.0 million in Q1 Fiscal 2010.

Second Quarter Fiscal 2011 Guidance
“Q1 was a very strong start to Fiscal 2011,” said Mr. Mandy. “While capacity concerns are impacting the global semiconductor industry, we are working closely with our foundry partners to ensure we continue to meet delivery commitments as end-market demand for our products escalates. This demand includes design activity with both existing and emerging customers, primarily for our timing products targeting wireless network build-outs, line circuits for voice-over-broadband deployments and low-powered wireless radios for new medical applications and therapies. We believe these expanding customer relationships, and our unique position in key growth areas of the communications and medical markets, will support sustained growth.”

The opening backlog at the start of Q2 Fiscal 2011 was $64 million. Opening backlog at the start of Q1 Fiscal 2011 was $58 million. The opening backlog is based on customer requests for products to be delivered within a 90-day period. Due to foundry capacity constraints, the company does not anticipate being able to ship all of these products in the current quarter.

For Q2 Fiscal 2011 Zarlink is forecasting:
•	Revenue between $58.5 million and $60.5 million;
•	Gross margins between 50% and 51%;
•	Operating expenses between $20.5 million and $21.5 million, excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange, Zarlink expects Q2 earnings of $0.03 to $0.05 per share.

Analyst Conference Call
An open conference call for analysts will be held on July 29th, 2010 beginning at 8:00 a.m. EDT. Access the call by dialing 1-800-814-4860. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, Access Code 4329851# or 416-640-1917, Access Code 4329851#. The replay is available until midnight August 12th, 2010.
A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) or from the Company's website at http://www.zarlink.com/.

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 25,	March 26,	June 26,
	2010	2010	2009

Revenue	$58,664	$55,233	$49,655
Cost of revenue	28,815	25,956	24,936
Gross margin	29,849	29,277	24,719

Expenses:
Research and development	10,565	10,650	8,227
Selling and administrative	10,133	10,995	9,613
Amortization of intangible assets	1,736	1,736	1,736
Loss on pension settlement	1,880	-	-
Recovery of current asset	-	(284)	-
Impairment of asset held for sale	-	1,185	-
Contract impairment	-	-	809
	24,314	24,282	20,385
Operating income	5,535	4,995	4,334

Interest income	30	27	45
Interest expense	(1,024)	(1,006)	(903)
Amortization of debt issue costs	(160)	(160)	(160)
Foreign exchange gain (loss)	481	(1,245)	(3,880)
Income (loss) from continuing operations before income taxes	4,862	2,611	(564)
Income tax recovery (expense)	(474)	4,193	(18)
Income (loss) from continuing operations	4,388	6,804	(582)
Discontinued operations, net of tax	5,868	15	66
Net income (loss)	$10,256	$6,819	$(516)

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$9,412	$6,268	$(1,005)

Income (loss) per common share from continuing operations:
Basic and diluted	$0.03	$0.05	$(0.01)

Income (loss) per common share from discontinued operations:
Basic	$0.05	$-	$-
Diluted	$0.04	$-	$-

Net income (loss) per common share:
Basic	$0.08	$0.05	$(0.01)
Diluted	$0.07	$0.05	$(0.01)

Weighted-average number of common shares outstanding (thousands):
Basic	120,920	121,518	122,426
Diluted	152,444	152,754	122,426

Percentage of revenue:
Gross margin	51%	53%	50%
Research and development	18%	19%	17%
Selling and administrative	17%	20%	19%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 25,	March 26,	June 26,
	2010	2010	2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$10,256	$6,819	$(516)
Depreciation of fixed assets	798	916	976
Amortization of other assets	1,896	1,963	1,985
Stock compensation expense	340	423	363
Deferred income taxes	1,929	(4,056)	154
Other non-cash changes in operating activities	(3,436)	2,651	4,390
Decrease (increase) in working capital:
Trade accounts and other receivables	7,198	3,054	(1,613)
Inventories	(976)	310	(1,645)
Prepaid expenses and other	132	(258)	(70)
Payables and other accrued liabilities	(4,023)	3,396	(1,083)
Deferred revenue	(229)	(53)	17
Total	13,885	15,165	2,958

Investing activities:
Expenditures for fixed assets	(874)	(281)	(575)
Proceeds from sale of business - net	13,509	-	-
Increase in restricted cash and cash equivalents	-	(930)	-
Proceeds from sale of fixed assets	-	15	-
Total	12,635	(1,196)	(575)

Financing activities:
Payment of dividends on preferred shares	(476)	-	(477)
Repurchase of preferred shares	(796)	(174)	(272)
Exercise of stock options	73	75	-
Repurchase of common shares	-	(162)	-
Repurchase of treasury shares	-	(1,289)	-
Total	(1,199)	(1,550)	(749)

Effect of currency translation on cash	(797)	45	497

Increase in cash and cash equivalents	24,524	12,464	2,131

Cash and cash equivalents, beginning of period	74,369	61,905	45,006

Cash and cash equivalents, end of period	$98,893	$74,369	$47,137

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	June 25,	March 26,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	$98,893	$74,369
Restricted cash and cash equivalents	14,723	15,720
Trade accounts receivable – net	20,248	27,038
Other accounts receivable – net	3,840	4,248
Inventories	24,225	26,225
Prepaid expenses and other	2,079	2,305
Current assets held for sale	750	750
Deferred income tax assets – current portion	858	2,000
	165,616	152,655

Fixed assets – net	8,880	10,992
Deferred income tax assets – long-term portion	7,574	7,584
Intangible assets – net	39,756	41,871
Other assets	1,443	1,603
	$223,269	$214,705
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$18,416	$15,178
Pension settlement liability	14,680	-
Employee-related payables	7,687	13,452
Income and other taxes payable	1,030	1,006
Current portion of provisions for exit activities	281	379
Other accrued liabilities	7,710	7,123
Deferred revenue	4,264	4,493
Deferred income tax liabilities – current portion	806	29
	54,874	41,660

Long-term debt – convertible debentures	68,336	68,900
Long-term portion of provisions for exit activities	185	246
Pension liabilities	488	16,636
Long-term accrued income taxes	2,186	2,208
Other long-term liabilities	646	569
	126,715	130,219
Redeemable preferred shares, unlimited shares authorized; non-voting; 966,800 shares issued and outstanding (March 26, 2010 – 1,001,600 shares issued and 999,000 shares outstanding)	12,375	12,787

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,695,192 shares issued and 120,995,192 outstanding (March 26, 2010 – 121,606,782 shares issued and 120,906,782 outstanding)	733,458	733,357
Treasury shares, at cost, 700,000 shares (March 26, 2010 – 700,000 shares)	(1,289)	(1,289)
Additional paid-in capital	39,653	39,838
Deficit	(654,314)	(664,110)
Accumulated other comprehensive loss	(33,329)	(36,097)
	84,179	71,699
	$223,269	$214,705

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	June 25, 2010	Total	March 26, 2010	Total	June 26, 2009	Total

Asia – Pacific	$35,440	61%	$30,459	55%	$27,078	55%
Europe	13,715	23	14,260	26	13,033	26
Americas	9,509	16	10,514	19	9,544	19
	$58,664	100%	$55,233	100%	$49,655	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	June 25, 2010	Total	March 26, 2010	Total	June 26, 2009	Total

Communication Products	$44,645	76%	$40,724	74%	$32,648	66%
Medical Products	6,580	11	5,266	9	8,984	18
Custom & Other	7,439	13	9,243	17	8,023	16
	$58,664	100%	$55,233	100%	$49,655	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company provides additional non-GAAP measures for operating income, income (loss) from continuing operations, and basic and diluted income (loss) from continuing operations per share.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the additional non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

Reconciliations of historical presentations of non-GAAP measures to their most directly comparable GAAP financial measures are provided in the following table.  The Company is unable to reconcile these non-GAAP measures on a forward-looking basis primarily because it is impractical to project certain events, such as the impact of foreign exchange gains/losses.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	June 25,	March 26,	June 26,
	2010	2010	2009

GAAP income (loss) from continuing operations	$4,388	$6,804	$(582)
Amortization of intangible assets	1,736	1,736	1,736
Loss on pension settlement	1,880	-	-
Contract impairment	-	-	809
Foreign exchange loss (gain)	(481)	1,245	3,880
Restructuring and supply chain harmonization	281	(282)	1,093
Impairment of asset held for sale	-	1,185	-
Recovery of current asset	-	(284)	-
Stock compensation expense	340	423	363
Expense (recovery) for income tax matters	455	(4,000)	-
Non-GAAP income from continuing operations	$8,599	$6,827	$7,299

GAAP operating income	$5,535	$4,995	$4,334
Amortization of intangible assets	1,736	1,736	1,736
Loss on pension settlement	1,880	-	-
Contract impairment	-	-	809
Restructuring and supply chain harmonization	281	(282)	1,093
Impairment of asset held for sale	-	1,185	-
Recovery of current asset	-	(284)	-
Stock compensation expense	340	423	363
Non-GAAP operating income	$9,772	$7,773	$8,335

GAAP income (loss) from continuing operations per common share - basic	$0.03	$0.05	$(0.01)
Amortization of intangible assets	0.01	0.01	0.01
Loss on pension settlement	0.02	-	-
Contract impairment	-	-	0.01
Foreign exchange loss (gain)	(0.00)	0.01	0.03
Restructuring and supply chain harmonization	0.00	(0.00)	0.01
Impairment of asset held for sale	-	0.01	-
Recovery of current asset	-	(0.00)	-
Stock compensation expense	0.00	0.00	0.00
Expense (recovery) for income tax matters	0.00	(0.03)	-
Non-GAAP income from continuing operations per common share – basic*	$0.06	$0.05	$0.06

GAAP income (loss) from continuing operations per common share - diluted	$0.03	$0.05	$(0.01)
Amortization of intangible assets	0.01	0.01	0.01
Loss on pension settlement	0.01	-	-
Contract impairment	-	-	0.01
Foreign exchange loss (gain)	(0.00)	0.01	0.03
Restructuring and supply chain harmonization	0.00	(0.00)	0.01
Impairment of asset held for sale	-	0.01	-
Recovery of current asset	-	(0.00)	-
Stock compensation expense	0.00	0.00	0.00
Expense (recovery) for income tax matters	0.00	(0.03)	-
Effect of dilutive potential common shares	-	-	0.01
Non-GAAP income from continuing operations per common share – diluted*	$0.06	$0.05	$0.05

Shares used to calculate non-GAAP income from continuing operations per common share – basic	120,920	121,518	122,426
Shares used to calculate non-GAAP income from continuing operations per common share – diluted	152,444	152,754	151,696

* Amounts may not add due to rounding.